Mail Stop 3561

July 29, 2008

Mr. Dennis W. Doll
President and Chief Executive Officer
Middlesex Water Company
1500 Ronson Road
Iselin, New Jersey 08830

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 0-422**

Dear Mr. Doll:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data, page 27

Consolidated Statements of Income, page 30

1. It appears that you classify the debt portion of AFUDC as other income as opposed to a reduction of interest expense. Please tell us the rationale for your

classification in light of the guidance in paragraph 15 of SFAS 71.

Note 3 – Income Taxes, page 39

2. Please provide the disclosures required by paragraphs 20 and 21 of FIN 48 or tell us why you believe the disclosures are not required.

Note 6 – Capitalization, page 42

3. We note that that there are certain restrictions on your ability to pay dividends under the terms of your debt agreements. As such, it appears that you should disclose the amount of retained earnings or net income restricted or free of restrictions. Please advise and revise your disclosure as appropriate. Refer to Rule 4-08(e)(1) of Regulation S-X.

4. We note your disclosure in risk factors that applicable regulations and other factors may affect your ability to pay dividends. Please tell us whether state regulations and/or your debt agreements restrict the ability of your consolidated subsidiaries to transfer funds to you in the form of loans, advances or dividends. If so, please tell us the nature of the restrictions and the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X. If restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets, please describe the nature of the restrictions on the ability of your consolidated subsidiaries to transfer funds to you and the amount of restricted net assets as of the most recently completed fiscal year, and provide Schedule I. Refer to Rule 4-08(e)(3) and Rule 5-04(c) of Regulation S-X.

Item 9A. Controls and Procedures, page 51

5. Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that materially affected or are reasonably likely to materially affect your internal control over financial reporting. Refer to Item 3-08(c) of Regulation S-K. Please include this disclosure in future filings.

Signatures, page 56

6. The report should also be signed on your behalf by your controller or principal accounting officer. Refer to general instruction D(2)(a) of Form 10-K. Any person who occupies more than one of the positions specified in general instruction D(2)(a) should indicate each capacity in which he signs the report. Please tell us if your chief financial officer is also your principal accounting officer. If so, please indicate each capacity in which he signs the report in future filings. Otherwise, please amend your filing to include the signature of your

principal accounting officer. If you file an amendment, please address the above comments as appropriate.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332 or me at (202) 551-3344 if you have questions regarding the comments or any other matters.

Sincerely,

William H. Thompson
Branch Chief